SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC 20549


                                    FORM 12b-25

                                                 Commission File Number 0-17977


                            NOTIFICATION OF LATE FILING


(Check One):  |X|Form 10-K   |_|  Form 11-K   |_|  Form 20-F    |_|  Form 10-Q

For Period Ended: December 31, 1998                              _____

|_| Transition Report on Form 10-K          |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F          |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

For the Transition Period Ended:                                  ___

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________



                         Part I. Registrant Information


Full name of registrant: BOUNDLESS CORPORATION
Former name if applicable

Address of principal executive office (Street and number)
                                100 Marcus Blvd.
City, State and Zip Code      Hauppauge, NY 11788


                         Part II. Rule 12b-25 (b) and (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative


State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     On March 16, 1999, the Company signed a commitment letter with Chase Manhattan Bank to replace the existing credit line which expires April 15, 1999. The commitment is subject to various conditions, including the negotiation and execution of definitive agreements. The Company has filed this extension to allow for the execution of definitive agreements.

                           Part IV. Other Information


     (1) Name and telephone number of person to contact in regard to this notification

               Joseph L. Cannella      (212)             826-2000
________________________________________________________________________________
                    (Name)          (Area code)      (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                |X| Yes   |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                |_| Yes   |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                           BOUNDLESS CORPORATION
________________________________________________________________________________
                  (Name of registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   March 31, 1999                           By /s/
                                                --------------------------------
                                                Joseph Gardner,
                                                Vice President and
                                                Chief Financial Officer



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